Exhibit 12.1

REALTY INCOME CORPORATION

STATEMENTS RE COMPUTATION OF RATIOS

( dollars in thousands )

	Years ended December 31,

	2013	2012	2011	2010	2009

Fixed charges:
Interest	$171,552	$115,693	$103,036	$89,349	$81,860
Amortization of fees	9,364	6,849	5,265	3,888	3,668
Interest capitalized	537	498	438	10	5

Fixed charges	$181,453	$123,040	$108,739	$93,247	$85,533

Income from continuing operations	$179,180	$140,719	$139,622	$111,422	$107,736
Plus fixed charges	181,453	123,040	108,739	93,247	85,533
Less interest capitalized	(537)	(498)	(438)	(10)	(5)

Earnings from continuing operations before fixed charges	$360,096	$263,261	$247,923	$204,659	$193,264
Divided by fixed charges	$181,453	$123,040	$108,739	$93,247	$85,533

Ratio of earnings from continuing operations to fixed charges	2.0	2.1	2.3	2.2	2.3

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.6	1.6	1.9	1.7	1.8

Preferred stock dividends	$41,930	$40,918	$24,253	$24,253	$24,253